Exhibit 21.1

Subsidiaries of the Registrant

Ownership
Name	Percentage
Beijing Tongmei Xtal Technology	100
Beijing Ji Ya Semiconductor Material Co., Ltd *	46
Nanjing Jin Mei Gallium Co., Ltd	83
Beijing BoYu Manufacturing Co., Ltd**	63

*      AXT’s ownership of this subsidiary was 51% at inception, reduced to 46% at December 31, 2005 as 5% ownership was given to JiYa’s management upon fulfillment of certain conditions. AXT continues to consolidate JiYa as we are the founding and largest shareholder, we appoint the general manager and controller and have the ability to exercise control in substance over the long-term strategic decisions made.  Our Chief Executive Officer is chairman of the JiYa board and we have appointed one other representative, Davis Zhang, to serve on the board.  Mr. Zhang was an executive officer of AXT for 27 years. Further, our Chief Financial Officer, Gary Fischer, is on the board of supervisors of JiYa.

** AXT’s ownership of this subsidiary was 70% at inception.  On November 2, 2017, BoYu, raised additional capital in the amount of $2 million in cash from a third-party investor through the issuance of shares equivalent to 10% ownership of BoYu. As a result, our ownership of BoYu was diluted from 70% to 63%. AXT continues to consolidate BoYu as we have a controlling financial interest and have majority control of the board and, accordingly, no gain was recognized as a result of this equity transaction. Our Chief Executive Officer is chairman of the BoYu board and we have appointed two other representatives to serve on the board.